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                                 June 14, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attn:  Steven Hearne
       Stop 03-04

       Re:  Catalog.com, Inc.
            Initial Filing of Registration Statement on Form SB-2
            (File No. 333-37932)

Dear Mr. Hearne:

       Pursuant to our telephone conversation, Catalog.com, Inc. hereby amends the cover page of the referenced Registration Statement to include the following delaying amendment language:

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

       If you need anything further or have any questions with regard to this filing you may contact me or Douglas A. Branch at (405)235-4100.

                                        Sincerely,

                                        /s/ B. Kay Carel

                                        B. Kay Carel
                                        For the Firm

cc:  Robert W. Crull